UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Initial Filing)*

LIGHTSPEED POS INC.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

53227R106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 53227R106		Page 2 of 5

1	NAMES OF REPORTING PERSONS
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,286,219

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
24,286,219

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,286,219

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

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CUSIP No. 53227R106		Page 3 of 5

Item 1(a)	Name of Issuer:

Lightspeed POS Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

700 Saint-Antoine Street East, Suite 300
Montréal, Québec, Canada H2Y 1A6

Item 2(a)	Name of Person Filing:

Caisse de dépôt et placement du Québec

Item 2(b)	Address of Principal Business Office, or if none, Residence:

1000 Place Jean-Paul-Riopelle,
Montréal, Québec, Canada H2Z 2B3

Item 2(c)	Citizenship:

Quebec, Canada

Item 2(d)	Title of Class of Securities :

Subordinate Voting Shares

Item 2(e)	CUSIP Number:

53227R106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	D Broker or dealer registered under Section 15 of the Act;

(b)	D Bank as defined in Section 3(a)(6) of the Act;

(c)	D Insurance company as defined in Section 3(a)(19) of the Act;

(d)	D Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	D An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	D An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	D A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	D A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	D A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	D Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned:

24,286,219

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(b)	Percent of Class:

20.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 24,286,219

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 24,286,219

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group :

Not Applicable

Item 10	Certification:

Not Applicable

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CUSIP No. 53227R106		Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021	Caisse de dépôt et placement du Québec

	By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj
Title: Senior Director, Legal Affairs